AMENDMENT TO OPTION AGREEMENT – CAMPANARIO PROPERTY

THIS AMENDING AGREEMENT executed this 23 day of January 2007 but effective the 31st day of October, 2006.

BETWEEN:

COMPANIA MINERA ZAPATA, S.A. DE C.V. ("CMZ") and **ALMADEN MINERALS LTD. ("Almaden")**, having an office at Suite 1103, 750 West Pender Street, Vancouver, B.C. V6C 2T8

(together the "Optionor")

OF THE FIRST PART

AND

CONSOLIDATED SPIRE VENTURES LTD. ("Spire"), having an office at Suite 1250, 800 West Pender Street, Vancouver, B.C. V6C 2V6

(the "Optionee")

OF THE SECOND PART

WHEREAS:

A. The Parties hereto are parties to an Option Agreement dated for reference 14th November 2005, hereinafter referred to as the "Option Agreement" (all capitalized terms in this Amending Agreement shall have the same defined meaning as in the Option Agreement);

B. The Option agreement imposed upon the Optionee specified Work Requirements and Share Requirements in order to maintain the option granted by the Option Agreement in good standing;

C. By reason of delays encountered arising from civil unrest has made access to the Property to conduct exploratory drilling operations on the Property impracticable and the Optionee has not been able to fulfill the Work Requirements and the Share Requirements

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the sum of $10 now paid by the Optionee to the Optionors, the receipt and sufficiency of which is hereby expressly acknowledged, and of the mutual promises, covenants, conditions, representations and warranties herein set out, the parties hereto agree as follows:

1. Paragraph 4.02 of the Option Agreement is further amended to read as follows:

"4.02 The Primary Option may be exercised by the Optionee issuing 400,000 common shares in the capital of the Optionee to and in the name of the Optionor, and incurring $3,000,000 in Exploration Expenses on the Claims, as follows:

(a) issuing 100,000 common shares within 5 days of the acceptance for filing by the Exchange of this Agreement (which shares have been issued and delivered);

(b) issuing an additional 100,000 common shares on or before October 31, 2007;

(c) issuing an additional 100,000 common shares on or before October 31, 2008;

(d) issuing an additional 100,000 common shares on or before October 31, 2009;

(e) incurring Exploration Expenses aggregating not less than $125,000 on or before April 30, 2007 (this is a firm commitment);

(f) incurring Exploration Expenses aggregating not less than $125,000 on or before April 30, 2008;

(g) incurring Exploration Expenses aggregating not less than $750,000 on or before April 30, 2009;

(h) incurring Exploration Expenses aggregating not less than $1,000,000 on or before April 30, 2010; and

(i) incurring Exploration Expenses aggregating not less than $1,000,000 on or before April 30, 2011."

2. Paragraph 4.04 of the Option Agreement is further amended to read as follows:

"4.04 The Secondary Option may be exercised by the Optionee exercising the Primary Option and, thereafter, issuing 100,000 common shares in the capital of the Optionee to the Optionor and incurring $500,000 in additional Exploration Expenses on the Claims, as follows:

(a) issuing 100,000 common shares on or before April 30, 2011; and

(b) incurring additional Exploration Expenses aggregating not less than $500,000 on or before October 31, 2011."

3. This Amending Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Except as provided in this Amending Agreement, the terms of the Option Agreement are confirmed.

ALMADEN MINERALS LTD. on behalf of itself and **COMPANIA MINERA ZAPATA, S.A. DE C.V.**

Authorized Signatory

CONSOLIDATED SPIRE VENTURES LTD.

Authorized Signatory